Contact

www.linkedin.com/in/taryn-kosviner-6089173 (LinkedIn)
www.amigapictures.com (Other)

Top Skills

Film Production
Film
Entertainment

Taryn Kosviner

at Amiga Pictures
New York, New York, United States

Experience

Amiga Pictures

Partner
January 2020 - Present (3 years 4 months)
Brooklyn, NY

Mad Scary Films, LLC

Principal
2009 - Present (14 years)

Education

Michaelis School of Fine Art, University of Cape Town

· (1996 - 1999)

University of the Witwatersrand

· (1995 - 1995)